FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Syngenta to close Bayport plant site in 2007”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

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Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

For Immediate Release

Syngenta to close Bayport plant site in 2007

Pasadena, Texas – October 20, 2005 – Syngenta has announced it will close its Bayport facilities in Pasadena in 2007 as part of the company’s ongoing operational efficiency program.

Syngenta informed the site’s 76 employees today that manufacturing operations will start shutting down at the end of 2006, while formulations and packaging operations will end in 2007.

“Bayport has been a standout facility for Syngenta, especially in the areas of safety, environmental operations and manufacturing excellence,” said Valdemar Fischer, president of Syngenta Crop Protection in North America. “This is a result of our long-standing mission to supply cost-effective and valued products to our customers, and maintaining our leadership position. We did not come to this conclusion easily, only after careful analysis and considering all options.”

Bayport has been a manufacturing site for Syngenta and its legacy companies for more than 25 years. Employees at Bayport will become eligible for severance packages, which include health insurance and outreach support, and consultation will take place as soon as possible with each Bayport employee.

“We understand that this will be a difficult time for all our staff and we are committed to helping everyone make this a smooth transition for all,” said Mike Maher, Bayport site manager. “We will make every effort to provide information on the process and work one-on-one with employees to discuss their situations as soon as possible.”

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forwarding-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta’s publicly available filings the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issues, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta, AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in a connection with, any contract therefore.

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Contacts:
Michael Vanausdeln, Syngenta Crop Protection, 336-632-6453.
michael.vanausdeln@syngenta.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 21, 2005	By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel

		By:	/s/ Otto Schürmann

			Name:	Otto Schürmann
			Title:	Global Equity Manager